John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

February 27, 2017

Ms. Alison White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Ms. White:

     On December 29, 2016, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 133 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 133 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement relating to the Christopher Weil & Company Core Investment Fund (the “Fund”). The Amendment was filed in conjunction with the Fund’s filing of a Proxy Statement in which it was soliciting shareholders to vote on changing the Fund’s fundamental policy regarding its sub-classification such that it would change from being “diversified” to being “non-diversified.” The Amendment reflects changes in disclosure relating to the change in sub-classification.

     You recently provided comments to us relating to the Amendment. This letter responds to those comments. For your convenience and reference, we have summarized your comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which we are submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Summary – Fees and Expenses of the Core Investment Fund

1. Comment: Please disclose whether the fee waiver is subject to recoupment and, if so, please describe the terms.

    Response: The fee waiver is not subject to recoupment by the Adviser and, as such, no additional disclosure has been added.

Ms. Alison White U.S. Securities and Exchange Commission February 27, 2017

2. Comment: If the expense example reflects the fee waiver, please confirm that the waiver will be shown only for the period of time which it is in place.

    Response: The Trust confirms that the waiver will only be reflected in the expense example for the period of time which it is in place.

Summary – Principal Investment Strategy of the Fund

3. Comment: Please consider disclosing the upper market cap limit of the common stocks in which the Fund will invest.

    Response: There is no upper market cap limit of the common stocks in which the Fund will invest. As a result, the Trust has not adjusted the disclosure in response to this comment.

4. Comment: In regard to the sentence stating that the Fund may invest up to 20% of its assets in a particular sector, please disclose if the Fund is focused on a particular sector and add information as to the specific strategy and risks associated with such investments. The Staff notes that in regard to sectors, the Fund’s disclosure documents state that, as of May 31, 2016, the Fund has 21.6% of its assets in information technology companies.

    Response: The Trust has revised the disclosure to address your comment.

5. Comment: The fourth paragraph in this section states that the Fund may invest in the securities of companies located in emerging markets and then provides a parenthetical of what is considered an “emerging market country.” In past comments, the Staff has asked that the Trust provide this detail on emerging market countries – the Staff is asking that additional detail be added to the parenthetical either identifying specific countries the Fund considers to be emerging market countries or providing an index on which such securities may be listed, such as the MSCI Emerging Markets Index.

    Response: The Trust has revised the disclosure to address your comment.

6. Comment: In the fourth paragraph, please elaborate on the 3rd factor which the Adviser may choose to sell or reduce the Fund’s position in a particular security. Please clarify the disclosure to explain what types of technical factors would point to continued selling pressure.

    Response: The Trust has revised the disclosure to address your comment.

Statement of Additional Disclosure

Additional Information About the Fund’s Investments and Risk Considerations

7. Comment: In regard to the fixed income securities risk, please review IM Guidance Updates 2016-02 and 2014-01 and update the disclosure accordingly.

Ms. Alison White U.S. Securities and Exchange Commission February 27, 2017

Response: The Trust has revised the disclosure as you have requested.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively John H. Lively

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